02041294

1-10108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of JUNE 2002

PE
6-3-02

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Fiat USA Inc./Corporate Communications Dept./375 Park Avenue, New York, NY 10152-0071/Tel: (212) 207-0947 Fax: (212) 421-5194

ITALENERGIA PARTNERS SIGN AGREEMENTS

Turin, June 14, 2002

At a meeting held in Turin today, the shareholders of Italenergia reached an agreement enabling them to achieve a series of major objectives. The agreement:

- **represents the first fundamental step towards the financial strengthening of the Italenergia/Edison group and in the implementation of the development program of the group, which already ranks as Italy's second largest energy group.**
- **contributes to the reinforcement of the shareholder base of the company, confirming its control by Italian shareholders.**
- **enables Fiat to gain access to new financial resources and to reduce its net indebtedness, as well as to set a minimum guaranteed value for its own interest in Italenergia / Edison.**
- **gives Fiat the opportunity to gain control of the company at the end of the transaction.**
- **confirms EDF as a strategic industrial partner.**
- **guarantees the three shareholding banks (Banca di Roma, IntesaBCI, SanPaoloIMI) and Carlo Tassara S.p.A., an exit option in 2005 for their entire stake.**

The key highlights of the agreement are as follows:

- All current shareholders of Italenergia have created Italenergia Bis
- Edison will be granted a subordinated loan of approximately €1 billion from Italenergia Bis.
- Fiat will sell a 14% stake in Italenergia Bis to Banca di Roma, Intesa BCI and San Paolo IMI, thereby reducing its interest to 24.6%. Through this transaction, Fiat will reduce its net debt by €576 million.
- Fiat is granted a financing of approximately €1,150 million by a bank consortium led by Citigroup, associated with a put option on EDF, to be exercised in March 2005, relative to Fiat's 24.6% interest in Italenergia Bis.
- The three banks have been granted an exit option through a put and call agreement negotiated with EDF relative to their 23% stake in Italenergia Bis, and the additional 14% interest that will be acquired from Fiat, to be exercised between January 1 and February 28, 2005.
- The Carlo Tassara group has been granted an exit option through a put and call agreement negotiated with EDF relative to its 20% stake in Italenergia Bis, to be exercised in March/April 2005.
- In March 2005, Fiat will be in a position to gain control of Italenergia Bis, should it decide not to exercise the put on EDF and should it exercise the pre-emptive right relative to the transfers planned to begin in early 2005.
- All of the above decisions are subject to scrutiny by CONSOB as to the compliance with law 301-2001. All the relevant antitrust authorities will also be informed.

- more -

The decisions reached by the shareholders of Italenergia are detailed below:

1. Merger of Italenergia / Edison and creation of Italenergia Bis (IEB)

   1.1. Merger of Edison into Italenergia. As already known, the boards of directors of Italenergia s.p.a. and Edison s.p.a. have approved, on May 22 and 23, 2002, respectively, the merger through incorporation of Edison within Italenergia. The company has applied for listing of the Italenergia shares. Shareholder meetings of both companies have been called for June 27 and 28, 2002.
   1.2. Creation of Italenergia Bis. The shareholders of Italenergia s.p.a. have decided to replicate the current controlling holding company structure, and therefore transfer their respective current stake in the company to Italenergia Bis s.p.a., a company currently wholly owned by Edison, to be transferred on a pro-quota basis to the same shareholders of Italenergia. The shareholder meeting of IEB has approved today the increase in the company's share capital to €9,06,624,000 reserved to the shareholders of Italenergia, through transfer of their current holdings in Italenergia. The shareholder meeting also approved amendments to the Articles of Association introducing Corporate Governance rules providing for the election of 12 members to be chosen on the basis of an "election list" and qualified majorities for stockholders' meetings resolutions. Following the transfer, IEB will hold the entire share capital of Italenergia. As a result, following the incorporation of Edison within Italenergia, IEB will hold control of Edison (with an interest of approximately 83% of outstanding share capital following the Italenergia / Edison merger), while the remaining shares will be held by the public. The effectiveness of these transactions is subject to, among other things, the issuance of an opinion by Consob as later specified.
   1.3. Restrictions relative to EDF. Within IEB, as previously within Italenergia, and as already stated in the case of Italenergia by CONSOB in its ruling 13198 of July 17, 2001, EDF, notwithstanding its 18% interest in the company's share capital, will see its voting rights restricted to 2% of the total (DL May 25, 2001, n.192, converted into law n. 301, July 20, 2001).

2. Sale of a 14% interest in IEB by Fiat to Banca di Roma, Intesa BCI and San Paolo IMI

   2.1. Fiat, which will hold a 38.6% interest in the share capital of IEB, will enter into three separate forward agreements to sell three stakes in IEB for an aggregate amount of a 14% interest in the company to the three banks shareholder of IEB (Banca di Roma with a 9.55% interest, Intesa BCI with a 5.99% interest, San Paolo IMI with a 7.82% interest). While the aggregate interest to be sold to the banks has been determined, the single stake that each of the banks will acquire is in the process of being finalized. The consideration for the sale is based on the price per share recently adopted to establish the exchange ratio for the Italenergia / Edison merger. On that basis, the overall consideration for the interest sold by Fiat will amount to approximately €576 million. Fiat will receive about 40% of this amount as an advance payment upon signing these agreements, with the remainder to be paid to Fiat by the end of 2003.

3. Fiat put option on EDF exercisable in 2005 and Citibank financing to Fiat of approximately €1,150 million

   3.1. Fiat has been granted by EDF a put option exercisable in March 2005, pursuant to which EDF will have an obligation to acquire Fiat's 24.6% interest in IEB at a price equal to the fair market value (less a premium for the option equal to a maximum of €127 million) with guaranteed minimum cash-in of approximately €1,150 million. Should the put option be exercised, fair market value will be determined according to already established procedures.
   3.2. Fiat has thus retained full strategic freedom to decide whether to sell by exercising the put option or not to sell by refraining from exercising the option.
   3.3. Concurrently, Fiat and Citigroup have agreed upon the terms of a three-year financing for an amount of approximately €1,150 million, which will be granted by Citigroup and a small consortium of banks. This financing will enable Fiat to monetize the put option under favorable terms, based on EDF's credit rating, while preserving the possibility for Fiat not to exercise this put in 2005 and to reimburse the above financing. Fiat will pledge its shares in IEB while retaining voting rights.

4. Exit option granted to the financial shareholders of IEB

   4.1. The three banks, shareholders of IEB, have agreed with EDF a put & call contract, exercisable from January 1 through February 28, 2005, relative to their interest in IEB. This contract will allow the financial shareholders to monetize their investment in Italenergia.
   4.2. The price of the IEB shares relative to the put & call option will be the greater of €3.50 per share increased by an annual compounded interest of 7%, and the "net asset value" per share as of December 31, 2004 determined on the basis of Edison market price increased by 8%.
   4.3. In addition, the three banks, within the framework of the agreement to acquire Fiat's 14% interest, have agreed an exit clause relative to this stake. This option entails the possibility in 2005 to sell the interest together with that of Fiat, or alternatively, to sell it to Fiat itself. However, Fiat has not been granted any call option on the 14% interest in IEB held by the banks.
   4.4. Pursuant to the agreement between Fiat and the banks, each of the banks may request from Fiat to exercise its put on EDF. In addition, Fiat will have the option, should it be requested to exercise the put, to either exercise the put or to acquire from the three banks their 14% interest in IEB. In the case Fiat decides on its own not to exercise the put on EDF and the three banks refrain from asking Fiat to exercise its put, each party will retain its respective interest in IEB (24.6% Fiat, 14% together for the three banks).
   4.5. Carlo Tassara S.p.A. is finalizing with EDF a put & call agreement (exercisable between March and April 2005) relative to its 20% stake in Italenergia Bis at price based on an EBITDA multiple of the company at the time of the option exercise.

5. The IEB-Edison financing

   5.1. Within the framework of the above agreement, is the refinancing of IEB in order to allow IEB to issue to Edison a subordinated loan of approximately €1,050 million. IEB will be granted by the shareholders a five-year loan of approximately €950 million, to which will be attached warrants valued at approximately €100 million, for a total amount equivalent to that of the

5.2. subordinated loan. Through a structured finance transaction, EDF will arrange the refinancing of the loan for about €950 million, thereby immediately exempting the other partners from the related disbursement.

5.3. The transaction will be immediately presented in detail to the rating agencies in order to ensure reaffirmation of Edison BBB/Baa2 rating.

6. Put and call contracts: request of CONSOB opinion – Information to relevant anti-trust authority

6.1. Advance opinion from CONSOB. Pursuant to Legislative Decree n. 192/2001 (law 301 – 2001) CONSOB, having obtained opinions from relevant antitrust authority, ascertain, with the tools and the powers granted to it by existing laws, that the transaction is in compliance with regulations pursuant to art. 1 of the aforementioned decree. All related parties, while convinced that these transactions are not in contrast with the current law, have agreed to submit in advance to CONSOB full description of this complex transaction in its entirety and the Articles of Association of IEB, to the purpose of obtaining an advance opinion of conformity with the provisions of Italian law.

6.2. CONSOB will also evaluate the whole transaction as to its compliance with the provisions of the Italian law on financial intermediation (Testo Unico Finanza)

6.3. All relevant antitrust authorities will be informed as well so as to comply with possible obligations that may arise from antitrust regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 14, 2002

FIAT S.p.A.

BY: ______________________
James J. Kennedy
Power of Attorney